Exhibit 99.1

Investor Presentation YIMUTIAN INC. Nasdaq: YTM

Forward - Looking Statements This presentation contains forward - looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements. In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of the Company’s preliminary prospectus filed on Form F - 1. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. This presentation should be read in conjunction with the Company’s Annual Report on Form 20 - F and other filings with the U.S. Securities and Exchange Commission, including the Risk Factors contained therein. In evaluating these forward - looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward - looking statement. Forward - looking statements are only predictions. Thus, you should not rely upon forward - looking statements as predictions of future events. The events and circumstances reflected in the forward - looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations. 3

Branded as “ Wolaicai ,” the service ensures consistently high - quality pre - and post - sale support for agricultural buyers at regional cultivation and production sites Offered via the Yimutian App and Douniu , the service expands sales and procurement channels and facilitates real - time market information exchange Strategically cultivating high - potential produce using innovative technologies and integrating with our services for efficient supply chain circulation Digital Agricultural Commerce Services Smart Farming Agricultural Sourcing and Trading Services Note: (1) In terms of monthly active merchants in 2024, according to the Frost & Sullivan Report. Who We Are AI Solutions Leveraging our Tianji big data platform, Xiao Tian Assistant and the Yimutian AI Agent , we are enhancing core platform capabilities and promoting customer success and commercial growth We are the largest agricultural B2B platform in mainland China ͧ 1 ͨ . Our mission is to make every acre of farmland more valuable via technology and industry know - how. ONLINE OFFLINE ARTIFICIAL INTELLIGENCE OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS

Our Digital Agricultural Commerce Services We are the Largest Agricultural B2B Platform in Mainland China (1) USERS TRANSACTION MARKET Over 39 Million merchants on platforms (2) Over 187 Million potential transactions (3) 147 million searches, 583 million calls and instant messages (3) Approximately 21Million SKUs presented by merchants (2) Over 65% of the primary and secondary agricultural wholesale markets in mainland China (2) Covered over 340 cities and 2,800 counties (2) We have achieved at - scale commercialization and have a track record of proven success Notes: (1) In terms of monthly active merchants in 2024, according to the Frost & Sullivan Report; (2) as of June 30, 2025; (3) in 2024. OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS

¥10 Trillion Total Annua l Agri - Product Transaction Volume in China ¥400 Billion Estimated A nnual Commission Pool for Brokers Yimutian ' s platform has ~2 Million monthly act i ve buyers, i ndicat i ng a large, built - in user base with a natu r a l trust i n our officia l services. Traditi o nal Brok e r Channel Va l ue : ~¥8 Tr i llion - Disrupting China's Fragmented 10 Trillion RMB Agricultural Sourcing Market A massive, profi t able market is controlled by an inefficient, low - trust broker system, creating a clear opportunity for a s t andardized, tech - enab l ed solution. Traditional Brokers Dominate the Agri - Sourcing Channel Supermarket Direct Sourcing & Other Channels - - 6 Million+ I n dividual Brokers Dominating the 'First M ile' 20% 80% OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS

Standardized Service Compre h ensive SOPs covering the ent i re process from sourcing and grad i ng to packing a nd log i stics. Transparent Pricing A clear , post - se rv i ce fee (start i ng at 6%) with no h idde n markups. After - Sales Guarantee Full compensation fo r any d i screpancies in quality or specifications, e l i minat i ng buyer r isk. The Powerful Unit Economics of Each Service Center Avg. Annua l Sa les : ··¥SOOK N et Margin : 20% - 30% Wolaicai Service Center Se rvice: Agri - Prod uc t Sourci n g Avg. Annual Sales: ¥2 - 3M Gross Margin: 6% - 10%+ (and growing) Avg. Annua l Sa le s: - ¥GOOK N et Ma r gin: 10% - 15% ~¥50k LowCAPEX One - time setup cost per center . 3 - 4 Months Rapid Payback : T ime from launch to breakeven. OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS Wolaicai: The Standardized and Profitable One - stop Shop serving hundreds of millions of farmers in China Our tech - backed network of physical service centers provides a standardized, transparent, and guaranteed sourcing experience, unlocking multiple high - margin revenue streams. Three Pillars of Value Competitive Advantage: Wolaicai attracts the best local supply by offering farmers prices ¥0.05 - ¥0.10 higher than traditional brokers, creating a regional supply chain domain. Daily Necessities Group Buying Agri - Input Sales (Yimutian Private Label)

OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS Proven Model with a Clear Path to Nationwide Scale & Value Chain Integration With a rapidly growing netw ork and a replicable playbook, Wolaicai is expanding to become China's la rge st agricultural se r vice platform, integr ati ng f ro m sourcing to standardized cultivation. Traction & Rapid Network Expansion 110 +: Tota l Service Centers {60+ Self - Operated, 50+ Franchise) 10 - 15 New Centers Added Per Month 500 - 600 Target Centers by End of 2025 40,000 - 50,000 To t al Addressable Service Centers in China Strategic Vision: Beyond Sourcing Build the Network Deepen Services Agri - /nputs & Daily Necessities. Maximize per - center profitabi l ity and deepen farmer relationships. Integrate Upstream Land Management & Standardized Planting . Control supply, ensure quality, and capture more of the value chain . Upstream Integration in Action Project: Partnered with the Zhanjiang local government on a 4,500 - acre potato base, leveraging state funds for land revitalization. Results: Increased yield by 20 - 30% and significantly improved the percentage of prem i um - grade product. Demonstrates a capital - light path to controlling supply . 1 Wolaicai Sourcing & Service Centers. Achieve network density to gain pricing power and market control. 2 3

Our Al - Powered Growth Engine Building a self - reinforcing flywheel to drive customer success and platform growth . 4 . Drive Tr a n s action s Convert platform traffic in t o commercial outcomes by intelligent l y matching supply and demand. 3 . Optimize Growth Maximize the visibility of good content and improve the efficiency of customer acquisition. 1 . Scaled S e rvi ces (Xiao T i an) Build user trust and engagement through an intelligent, on - demand Al assistant. 2 . Empower Creation (Ju Bao Pen) Lower the barrier for users to produce hi gh - qual i ty marketing content, enriching the p l atform. Every transaction generates proprietary data. This data refines o ur Al models making each s t age of the f l ywheel spin fas t er - a compounding netwo r k effect. AI OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS

From Strategy to Reality: Commercialized AI Solutions Proven products delivering tangible impact and monetization across the value chain. Foundation & Scaled Services Xiao Tian Assistant Our proprietary conversational Al, deeply integrated with Yimutian's knowledge base. It provides instant answers on market trends, farming techniques, and preliminary buyer - seller matching. 400,000+ Intelligent Q&A interactions delivered 400+ Clients served via monetized 'Super Factory' B2B lead generation Content & Marketing Al Ju Bao Pen An Al - powered toolkit that automatically generates compelling marketing videos from simple inputs, significantly reducing content creation barriers for traditional merchants. 90+ Paying enterprise clients successfully commercialized Growth & Transactions Intelligent Matching Engine Leverages our Tianji big data platform and Al models to analyze over 5,000 daily buyer requests and automate supply - demand matching. +20% Increase in advertising consumption efficiency 200,000+ Intelligent buyer - seller matches facilitated per month OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS

( p _ Our Tianji big data platform OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY MANAGEMENT FINANCIAL HIGHLIGHTS UPDATE BOD

A Deep, Defensible Moat • Proprietary Technology & IP • Sustained R&Dinvestment since 2018 has built a significant intellectual property portfolio specific to agriculture. • 20 invention patents filed (3 granted) in core areas of Big Data, NLP ,and Computer Vision . Unmatched Data Network Effects Our flywheel creates a data advantage that is impossible to replicate . Every transaction, query, and content piece enriches our proprietary dataset, continuously improving our Al models and widening our competitive lead . Our Vision: The Yimutian AI Agent We are evolving from a platform with Al tools to a trul y Al - native experience. The future is an Al Agent for every user, seamlessly integrated into our app. This agent will proactively: Interpret market trends and provide pricing guidance. Automate product listings from raw photos or videos. Match supply and demand with unparalleled precision. Assist in the initial stages of negotiation. Our Defensible Moat & Future Vision Building a lasting advantage through proprietary technology and a clear vision for an Al - native platform. From an Information Platform to a self - evolving Intelligent Agricultural Ecosystem. OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS

Key Competitive Strengths Visionary management team Comprehensive knowledge graph and deep industry know - how Superior and versatile technology capabilities Pioneer in China’s agricultural product supply chain Agricultural B2B platform leader Founder Mr. Jinhong Its dynamic quotation Yimutian’s AI - powered By expanding from Yimutian facilitated Deng led China’s largest database spans place of platform handled midstream transaction approximately 583 rural informatization production, annual terabytes of daily data facilitation to upstream million calls and instant project, benefiting over launch date, empowering and enabled 14 million cultivation and messages, over 187 300,000 rural areas, precise matching and outbound calls by sales downstream wholesale, million potential laying the groundwork tailored product offerings robots in 2024. Yimutian transformed its transactions, and had for Yimutian’s leadership for merchants across the model into a accumulating 3 million in digital agricultural supply chain. comprehensive omni - newly registered transformation. channel agri - commerce merchants in 2024, with system addressing flagship product users traditional inefficiencies. spending an average of RMB5,243 (US$723). 14 OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY MANAGEMENT FINANCIAL HIGHLIGHTS UPDATE BOD

Online & Offline Wolaicai • Diversify Revenue Streams & Strengthen Supply Chain Influence • Scale “Wolaicai” Sourcing & Trading Business • Strengthen Smart Farming Through Synergies with Wolaicai • Pursue targeted partnerships, investments, and acquisitions that create operational synergies • Broaden service portfolio and enhance management and operational capabilities Innovation Growth Strategies Reinforce our market leadership position in the agricultural B2B industry • Service Upgrade & Optimization • Expand Online & Offline Reach • Strengthen Merchant Acquisition & Retention Further expand our innovative businesses 15 Continue to invest in infrastructure development and technology innovation • Strengthen Digital Infrastructure • Advance Data and Algorithm Capabilities • Expand R&D Talent and Innovation Capacity Selectively pursue strategic partnerships, investments and acquisitions Acquisitions OFFERING BUSINESS INDUSTRY ADVANTAGES GROWTH STRATEGY UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS

OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY Industry Overview Market Opportunities & Main Challenges The Immens e Scale of a Foundational Industry RMB 5.5Trillion Value of Circulated Primary Agricultural Products (2024) >1,000 Scaled agricultu r al who l esale markets, each w i th an annual transaction value over RMB 100 million 2.8 Million Agricu l tural cooperatives operating in 2024 40 Million Small to medium - sized business buyers as of October 2023 Main Challenges of the circulation of agricultural products in China Asymmetry of market information High cost due to multiple layers of circulation Diversified unmet needs across the long agricultural value chain MANAGEMENT BOD FINANCIAL HIGHLIGHTS UPDATE

2020 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E Source: Frost & Sullivan 75.8 91.4 94.4 109.3 149.2 132.7 Market Size of China Agricultural B2B Platform, by GMV, 2020 - 2029E 237.6 201.6 172.7 284.2 Key Driver s forthe Industry in China Application of cutting - edge tech, such as blockchain and AI. OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY Industry Overview Emergence of Agricultural B2B Platforms in China Growing popularity of live e - commerce Continuous improvements of agricultural production bases Expanded SKU & value chain coverage UPDATE MANAGEMENT BOD FINANCIAL HIGHLIGHTS Service & Operations AIGC - Power ed Support. Impact: Drastically improves service efficiency and user experience. Logistics & Fulfillment Dynamic Route Optimization. Impact: Lowers circulation costs and improves product freshness. Quality & Transaction Automated Quality Assessment. Impact: Standardizes product quality and builds buyer trust.. Sourcing & Matching Predictive Demand Forecasting . Impact : Reduces supply/demand mismatch and waste . AI The Intelligent Edge: Al's Role in the Agri - Food Value Chain

Recent Developments See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Past performance is not indicative of future results. Investments maybe speculative, illiquid and there is a risk of loss. Successful Initial Public Offering (IPO) on Nasdaq On August 19, 2025, our shares began trading on the Nasdaq Stock Market under the symbol "YMT.” We priced our initial public offering of 5,010,000 American depositary shares at $4.10 per ADS, raising approximately $20.5 million. Following the closing of the IPO and the issuance of the Over - allotment Shares, we had a total of 22,012,500 Ordinary Shares issued and outstanding. Acquires Ningbo Xunxi Technology, Strategically Expanding into the "B2B2C" Business Ecosystem On November 06, 2025, we announced that we had entered into a binding agreement to acquire 100% of Ningbo Xunxi Technology Co., Ltd. via a mix of cash and stock consideration. The acquisition is expected to close in the first quarter of 2026 (pending regulatory approvals) and is aimed at transforming Yimutian’s purely B2B agricultural - supply platform into a full “B2B2C” business ecosystem. Xunxi brings to the table a large, technology - driven e - commerce and supply - chain operation: over 250,000 SKUs, partnerships with 1,300+ brands, about 200 channel clients, and more than 2 million members. The move is expected to broaden Yimutian’s service offerings, from upstream agriculture and bulk distribution to downstream retail and consumer - facing supply, ultimately diversifying revenue streams and strengthening its position in China’s digital - agriculture ecosystem. OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY MANAGEMENT FINANCIAL HIGHLIGHTS UPDATE BOD

Management Founder, Chairman, and CEO Director & Senior Vice President Director & Chief Financial Officer General Manager • Founded Yimutian in 2011 and has served as CEO and Chairman since inception. • Worked at Baidu in marketing/product - management • Founded and led “ ᱃ᶁ㖁 ” (Yi Cun Wang), an agricultural - price comparison digital platform • Awarded “Industrial Entrepreneur of the Year”, “Pioneer of Digital Agriculture”, and named among “Fortune China 40 Under 40” and “36Kr 36 Under 36” • Received a bachelor’s degree from Beijing University of Posts and Telecommunications. • Serving as Director & Senior VP since March 2015 . • Worked as intellectual - property lawyer at Beijing Yonghe Law Firm) and served as Director of Legal Department . • Received a master of Laws from Nanjing University and a Ph.D. in Law from Peking University • Serving as the chief financial officer since May 2019, helping the firm successfully go public on Nasdaq • Served as a consulting manager at Moody’s Investor Services and a project partner at Lan Ju Investment Group, and a Senior Investment Director at Xiaomi Group • Received a bachelor’s degree from Beijing Second Foreign Language School and a Master’s degree from Claremont Graduate University • Serving as a General Manager of Yimutian business since March 2021 • Served as a product vice director at NetEase Media Technology; served as a General Manager and product vice director of the Yizhibo App business at Yixia.com; Held a head - of - R&D role at Douyu and served as director of the new car business division at Golden Guazi Technology • Received a bachelor’s degree in industrial design from Beijing University and a master’s degree from Beijing University of Technology Jinhong Deng 19 Min Liu Shijie Chen Xu Deng OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY MANAGEMENT BOD FINANCIAL HIGHLIGHTS UPDATE

Independent Board Members Independent Director, Chair of Nominating Committee • Extensive experience in finance, energy, and private equity: served as manager at Bank of China’s overseas branch department; project manager at ARCO; senior manager at Pace Global; Asia - Pacific VP at Alcoa; Greater China President & Managing Director at Cerberus Capital; Managing Director at Lone Star Funds; Co - founder & CEO of Zan Investment Advisory • Received bachelor’s and master’s degrees from Peking University and a master’s degree from Johns Hopkins University • Currently CEO of Inewborn Healthcare • Served as Senior Associate at PwC; held roles at Shenwan Hongyuan Securities and MicroMedia; served as CFO of BlueCity (Nasdaq: BLCT); VP of Investment Development at Newborn Town • Received a bachelor’s degree in accountancy from Tianjin University of Finance and Economics; MBA degrees from Peking University and Tsinghua University • Accredited as a Certified Public Accountant by the Chinese Institute of Certified Public Accountants. 20 Xinghong Hua Xiaowei Huang Junchen Sun Independent Director, Chair of Compensation Committee • Currently HR Vice President at Hello Group • Served as HR Director at China Dot Com Group and Motorola Mobile; HR Vice President at 99Bill Group and Xiaomi Group • Received a bachelor’s degree in economics from Jinan University, a master’s degree in finance from the Chinese Academy of Social Sciences, and an EMBA from Cheung Kong Graduate School of Business Independent Director, Chair of Audit Committee OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY MANAGEMENT FINANCIAL HIGHLIGHTS UPDATE BOD

Financial Highlights Improvement of Cost Control & Operating Capability 21 161,321 2023 2024 Revenues (RMB in Thousands) 187,523 138,275 130,748 2023 2024 Gross Profit and Gross Profit Margin (RMB in Thousands) - 237,989 - 164,775 2023 2024 Operating Expense (RMB in Thousands) - 99,714 - 34,027 2023 2024 Operating Loss (RMB in Thousands) 81.0% 73.7% Stable Revenues & Improving Profitability OFFERING BUSINESS ADVANTAGES GROWTH STRATEGY INDUSTRY MANAGEMENT FINANCIAL HIGHLIGHTS UPDATE BOD